November 8, 2024

Andrew Michael Arroyo
Chief Executive Officer
Andrew Arroyo Real Estate Inc.
12636 High Bluff Drive, Suite 400
San Diego, CA 92130

       Re: Andrew Arroyo Real Estate Inc.
           Offering Statement on Form 1-A
           Filed October 15, 2024
           File No. 024-12519
Dear Andrew Michael Arroyo:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed October 15, 2024
Cover Page

1. Please clarify in the cover page table and on page 17 the amount of shares being offered by the company and the selling shareholder. See Rule 251(a)(2) of the
       Securities Act.
2. Please disclose on the cover page and in Part I, Item 4 of Form 1-A the aggregate offering price of the shares sold by the company within the last 12 months.
Item 3. Summary and Risk Factors
Competitive Advantages, page 8

3. Please revise to provide the basis for your statement that your success with previous syndications underscores your experience and capability.
 November 8, 2024
Page 2
4.     You state that    up to twenty percent (20%) of our gross profit on
every transaction
       goes to charity (our gross income minus our cost of sales). Up to ten percent (10%) of our gross profit is donated in the form of cash contributions to charitable
       organizations. In addition to our cash contributions, our annual goal is to give up to an additional ten percent (10%) in the form of stock grants, client credits, and in-kind
       contributions to charitable organizations (emphasis added).    Please
revise to disclose
       actual contributions made for the last two fiscal years. Also disclose how these amounts are reflected on your statement of operations.
Fees & Expenses Related to the Management   .
Resident Well Being & Care Expenses, page 12

5.     Please revise to disclose examples of resident well-being and care expenses.
Risk Factors
We are subject to substantial regulation, which is evolving...., page 22

6. We note your disclosure that you will be required to meet country-specific licensing standards that are often materially different from U.S. requirements, thus resulting in the need for additional investment and systems to ensure regulatory compliance.
       Please disclose if you conduct business outside of the United States. Results of Operations for the Period Ended June 30, 2024 Compared to the Period Ended
June 30, 2023, page 52

7. Please disclose why there was a decrease in your cost of sales for this period.
Directors, Executive Officers and Significant Employees
Executive Officers, page 61

8. Please disclose the principal occupations and employment during the past five years of each officer and significant employee and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Part II, Item 10(c) of Form 1-A.

Interest of Management and Others in Certain Transactions, page 66

9. Please provide the disclosure required by Item 13 of Form 1-A regarding the Investment Management Agreement.
Exhibit 2.1 Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate
Inc., page 69

10. We note that your forum selection provision identifies the Court of Chancery of the
       State of Delaware as the exclusive forum for certain litigation, including any derivative action. Please disclose this provision in the offering circular and state whether it applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the
       Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities
       Act creates concurrent jurisdiction for federal and state courts over all suits brought to
 November 8, 2024
Page 3

       enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Exhibit 4.1 Form of Subscription Agreement for the Offering, page 69

11. We note Section 5 of the Subscription Agreement: Governing Law; Jurisdiction; and
       Waiver of Jury Trial. Please revise the disclosure in the offering circular to address:
           how this provision will impact your investors;
           enforceability under federal and state law;
           whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
           to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder; and
           whether purchasers of interests in a secondary transaction would be subject to these provisions.
Signatures, page 70

12. Please revise to reflect that the offering statement is also signed by the principal accounting officer. See Instructions to Signatures in Form 1-A. Statements of Operations, page F-3

13. Please tell us what consideration you gave to ASC 260-10-45-17 and 19 when determining to present diluted loss per share.
Note 1- The Company and Its Significant Accounting Policies
Revenue Recognition, page F-10

14. Please provide the disclosures required by ASC 606-10-50, including but not limited to:
           explanation of your performance obligations the transaction price allocated to remaining performance obligations significant judgments applied how you determined the timing of satisfaction of each performance obligation,
           and
           the election of practical expedients, if any.
       In addition, tell us what consideration you gave to ASC 606-10-50-5 when determining to not present revenue on a disaggregated basis.
Exhibits

15. Please revise the legal opinion to also state that the shares being sold by the selling
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Page 4

       shareholder "are" validly issued, fully paid and non-assessable. For guidance, see
       Section II.B.2.h of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011. Also revise the reference to Regulation S-K in the last paragraph.
General

16. We note your disclosure that in 2024, you developed plans to grow your investment division based on the rare opportunity to purchase commercial real estate assets at a discount. Please describe these assets, including the location, and the material terms of the proposed transaction. On page 10, disclose in greater detail how assets under management, partnership interest investments, performance fee and hurdle rate are calculated. If applicable, provide prior performance tables for programs with similar investment objectives as those set forth in the offering circular, as required by Item 8 of Industry Guide 5. See Item 7(c) of Part II of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Craig V. Butler